SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                ---------------

                                 SCHEDULE 13G
                                (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)
                      (Amendment No. 2 - Final Amendment)

                           FalconStor Software, Inc.
                   (successor to Network Peripherals, Inc.)
                               (Name of Issuer)



                    Common Stock, Par Value $.001 Per Share
                        (Title of Class of Securities)



                                   306137100
                                (CUSIP Number)



                               December 31, 2003
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

|_|  Rule 13d-1(b)

|X|  Rule 13d-1(c)

|_|  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              Page 1 of 11 Pages

         This Amendment 2 to Schedule 13G is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Item 1 (a).       Name of Issuer:

                  FalconStor Software, Inc. (successor to Network Peripherals, Inc.) (the "Company")

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  125 Baylis Road
                  Melville, New York  11747

Item 2(a).        Names of Persons Filing:

                           This Amendment to Schedule 13G is being jointly
                  filed by Walter Scheuer, Marge Scheuer, Judith Scheuer, Susan Scheuer, Wayne S. Reisner, Hopewell Partners, a New York limited partnership ("Hopewell"), The Blue Ridge Foundation, Inc., a charitable foundation ("Blue Ridge"), The Four Oaks Foundation, Inc., a charitable foundation ("Four Oaks"), The Lone Rock Foundation, Inc., a charitable foundation ("Lone Rock"), and on behalf of certain trusts (the "Trusts"), as set forth on Exhibit A hereto (collectively referred to herein as the "Reporting Persons"), with respect to shares of common stock, par value $.001 per share, of the Company (the "Company Common Stock"), which the Reporting Persons may be deemed to beneficially own pursuant to Section 13(d) of the Exchange Act.

Item 2(b).        Address of Principal Business Office or, if None, Residence:

                  The principal business address of each of the Reporting Persons is:

                  c/o Walter Scheuer
                  635 Madison Avenue
                  New York, New York 10022

Item 2(c).        Citizenship:

                  Each of the individual Reporting Persons is a citizen of the United States. Hopewell, Blue Ridge, Four Oaks, Lone Rock and all of the Trusts were organized in the United States.

Item 2(d).        Title of Class of Securities:

                  Common Stock, par value $.001 per share




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



Item 2(e).        CUSIP Number:

                  306137100

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                  Not applicable.

                  If this statement is filed pursuant to Rule 13d-1(c), check this box. |X|

Item 4.           Ownership.

                           The Reporting Persons, in the aggregate, own
                  less than 5% of Company Common Stock and are no longer required to file on Schedule 13G with respect to Company Common Stock.

                           This Schedule 13G is being filed in fulfillment
                  of the Reporting Persons' obligations under Section 13G of the Exchange Act and the rules promulgated thereunder.

Item 5.           Ownership of Five Percent or Less of a Class.

                           If this statement is being filed to report the
                  fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following. |X|

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  Not applicable

Item 8.           Identification and Classification of Members of the Group.

                  Not applicable.

Item 9.           Notice of Dissolution of Group.

                  Not applicable.




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Item 10.          Certification.

                           By signing below I certify that, to the best of
                  my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



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


                                  SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  May 26, 2004




                                       /s/ Walter Scheuer
                                       -----------------------------------------
                                       Walter Scheuer (1)(2)


                                       /s/ Wayne S. Reisner
                                       -----------------------------------------
                                       Wayne S. Reisner (3)


                                       /s/ Marge Scheuer
                                       -----------------------------------------
                                       Marge Scheuer (4)


                                        /s/ Judith Scheuer
                                       -----------------------------------------
                                       Judith Scheuer (5)


                                       /s/ Susan Scheuer
                                       -----------------------------------------
                                       Susan Scheuer (6)


                                       /s/ Walter Scheuer
                                       -----------------------------------------
                                       Hopewell Partners
                                       by Walter Scheuer,
                                       General Partner

--------------
(1)  Individually, and as Trustee for the following Trusts:
       Trust for the Benefit of David Scheuer dated 12-11-51
       Trust for the Benefit of Jeffrey Scheuer dated 5-18-54
       Trust for the Benefit of Winifred Rose Scheuer dated 12-20-84 Trust for the Benefit of Jeremy Dundas Scheuer dated 4-20-88 Trust for the Benefit of Daniella Eve Lipnick dated 10-9-90 Trust for the Benefit of Abigail Rose Lipnick dated 4-13-92 Trust for the Benefit of Marcelle P. Halpern



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



(2) As attorney-in-fact for:
         As President of The Blue Ridge Foundation, Inc.
         As President of The Four Oaks Foundation, Inc.

(3) Individually, and as a Trustee for the following Trusts:
         The Walter Scheuer 1993 Charitable Remainder Trust

(4) Individually, and as Trustee for the Scheuer Grandchildren Trust

(5) Individually, and as Trustee for the following Trusts:
         Trust for the Benefit of Samuel Henry Mellicker dated 12-28-95 The 1998 Rachel Mellicker 2503(c) Trust

(6) Individually, and as President of the Lone Rock Foundation, Inc. and as Trustee for The 1998 Noah Lipnick 2503(c) Trust.



                              Page 6 of 11 Pages

                                   EXHIBITS

Exhibit              Description                                        Page No.
-------              -----------                                        --------

A           Identification of Certain Trusts                               8

B           Statement With Respect to Joint Filing of Schedule 13G        10






                              Page 7 of 11 Pages

                                                                       EXHIBIT A




                       IDENTIFICATION OF CERTAIN TRUSTS


Trust for the Benefit of Jeffrey Scheuer dated 5-18-54
         Walter Scheuer, Marge P. Scheuer, Jeffrey Scheuer and Wayne S. Reisner, Trustees c/o Walter Scheuer, 635 Madison Avenue, New York, New York 10022

Trust for the Benefit of David Scheuer dated 12-11-51
         Walter Scheuer, Marge P. Scheuer, David Scheuer and Wayne S. Reisner, Trustees c/o Walter Scheuer, 635 Madison Avenue, New York, New York 10022

Trust for the Benefit of Winifred Rose Scheuer dated 12-20-84
         Walter Scheuer, Jeffrey Scheuer, Ruth Dundas and Wayne Reisner, Trustees c/o Walter Scheuer, 635 Madison Avenue, New York, New York 10022

Trust for the Benefit of Jeremy Dundas Scheuer dated 4-20-88
         Walter Scheuer, Jeffrey Scheuer, Ruth Dundas and Wayne Reisner, Trustees c/o Walter Scheuer, 635 Madison Avenue, New York, New York 10022

Trust for the Benefit of Daniella Eve Lipnick dated 10-9-90
         Walter Scheuer, Susan Scheuer, Jonathan Lipnick and Wayne Reisner, Trustees c/o Walter Scheuer, 635 Madison Avenue, New York, New York 10022

Trust for the Benefit of Abigail Rose Lipnick dated 4-13-92
         Walter Scheuer, Susan Scheuer, Jonathan Lipnick and Wayne Reisner, Trustees c/o Walter Scheuer, 635 Madison Avenue, New York, New York 10022.

Trust for the Benefit of Marcelle P. Halpern
         Walter Scheuer, Trustee, 635 Madison Avenue, New York, New York 10022

Trust for the Benefit of Samuel Henry Mellicker dated 12-28-95
         Joseph Mellicker and Judith Scheuer, Trustees c/o Judith Scheuer, 635 Madison Avenue, New York, New York 10022

Scheuer Grandchildren Trust
         Marge P. Scheuer, Trustee c/o Walter Scheuer, 635 Madison Avenue, New York, New York 10022

The 1998 Rachel Mellicker 2503(c) Trust
         Judith Scheuer and Joseph Mellicker, Trustees c/o Walter Scheuer, 635 Madison Avenue, New York, New York 10022




                              Page 8 of 11 Pages

The 1998 Noah Lipnick 2503(c) Trust
         Judith Scheuer and Joseph Mellicker, Trustees c/o Walter Scheuer, 635 Madison Avenue, New York, New York 10022




                              Page 9 of 11 Pages

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                                                                       EXHIBIT B




              JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(f)(1)


         This agreement is made pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934 (the "Act") by and among the parties listed below, each referred to herein as a "Joint Filer." The Joint Filers agree that a statement of beneficial ownership as required by Section 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on
Schedule 13D or Schedule 13G, as appropriate, with respect to their ownership of the common stock, par value $.001 per share, of FalconStor Software, Inc. (successor to Network Peripherals, Inc.), and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

         IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of the 26th day of May, 2004.

                                  /s/ Walter Scheuer
                                  ----------------------------------------------
                                  Walter Scheuer (1)(2)


                                  /s/ Wayne S. Reisner
                                  ----------------------------------------------
                                  Wayne S. Reisner (3)


                                  /s/ Marge Scheuer
                                  ----------------------------------------------
                                  Marge Scheuer (4)


                                  /s/ Judith Scheuer
                                  ----------------------------------------------
                                  Judith Scheuer (5)


                                  /s/ Susan Scheuer
                                  ----------------------------------------------
                                  Susan Scheuer (6)


                                  /s/ Walter Scheuer
                                  ----------------------------------------------
                                  Hopewell Partners
                                  by Walter Scheuer,
                                  General Partner


                              Page 10 of 11 Pages

-------------
(1)      Individually, and as Trustee for the following Trusts:
            Trust for the Benefit of David Scheuer dated 12-11-51
            Trust for the Benefit of Jeffrey Scheuer dated 5-18-54
            Trust for the Benefit of Winifred Rose Scheuer dated 12-20-84 Trust for the Benefit of Jeremy Dundas Scheuer dated 4-20-88 Trust for the Benefit of Daniella Eve Lipnick dated 10-9-90 Trust for the Benefit of Abigail Rose Lipnick dated 4-13-92 Trust for the Benefit of Marcelle P. Halpern

(2)      As attorney-in-fact for:
            Marge Scheuer
            Judith Scheuer
            As President of The Blue Ridge Foundation, Inc.
            As President of The Four Oaks Foundation, Inc.

(3)      Individually, and as a Trustee for the following Trusts:
            The Walter Scheuer 1993 Charitable Remainder Trust

(4)      Individually, and as Trustee for the Scheuer Grandchildren Trust

(5)      Individually, and as Trustee for the following Trusts:
            Trust for the Benefit of Samuel Henry Mellicker dated 12-28-95 The 1998 Rachel Mellicker 2503(c) Trust

(6)      Individually, and as President of the Lone Rock Foundation, Inc and
            as Trustee for The 1998 Noah Lipnick 2503(c) Trust.


                              Page 11 of 11 Pages